Exhibit 99.1

ASX ANNOUNCEMENT

October 22nd, 2008

Withdrawal of Consent to Act as a Director

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that it has received a letter from Mr. Grahame Leonard AM advising that he wishes to withdraw his consent to act as a Director of the Company with immediate effect.

Resolution 8 in the Company’s Notice of Annual General Meeting, which was released to the Market on 15 October 2008, deals with the proposed appointment of Mr. Leonard at the AGM to be held on Wednesday, 19 November 2008.

In light of the letter received from Mr. Leonard, this Resolution will now be withdrawn and will not be put to the Meeting.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000